UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FX Real Estate and Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

302709-100

(CUSIP Number)

Edward T. Dartley

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302709-100	Page 2 of 4

SCHEDULE 13D

CUSIP No. 302709-100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,864,543*
8 SHARED VOTING POWER *
9 SOLE DISPOSITIVE POWER 9,864,543*
10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,864,543*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of FX Real Estate and Entertainment Inc. (the “Company”) held by The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of September 9, 2009, Mr. Huff was deemed to beneficially own 7,781,209 shares of common stock of the Company, $0.01 par value per share (the “Shares”), and 2,083,334 warrants (the “Warrants”) or approximately 16.9% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 302709-100	Page 3 of 4

Item 3.	Source and Amount of Funds or Other Consideration.

On September 9, 2009, one or more of the Huff Entities agreed to purchase from the Company in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Private Placement”), 1,041,667 units (the “Units”) at an aggregate purchase price of $62,500 or $0.06 per Unit. Each Unit consists of (x) one share of Common Stock, (y) one warrant to purchase one share of Common Stock at an exercise price of $0.07 per share and (z) one warrant to purchase one share of Common Stock at an exercise price of $0.08 per share (the warrants referenced in preceding clauses (y) and (z) are hereinafter referred to as the “Private Placement Warrants”). These purchases were funded with funds held by the Huff Entities for the purpose of making investments in securities.

Item 4.	Purpose of Transaction.

All Units acquired by the Huff Entities have been acquired for investment purposes. There are no present plans or proposals which relate to or would result in the occurrence of any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Based upon the information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC, 51,992,417 Shares were issued and outstanding as of August 11, 2009. Based upon the information contained in the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2009, the Company issued an additional 4,166,668 Shares in the Private Placement. Mr. Huff possesses sole power to vote and direct the disposition of the Shares owned by the Huff Entities, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of September 9, 2009, Mr. Huff was deemed to beneficially own 7,781,209 Shares and 2,083,334 Warrants, or approximately 16.9% of the Shares deemed outstanding as of that date (assuming the outstanding number of Shares is 56,159,085 Shares), pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

During the 60 days on or prior to September 9, 2009, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

On September 9, 2009, one or more of the Huff Entities and the Company entered into a subscription agreement, pursuant to which the Huff Entities agreed to purchase an aggregate of 1,041,667 Units from the Company in the Private Placement. The Units were purchased for aggregate consideration of $62,500 on September 9, 2009. Under the terms of the Private Placement Warrants, the holders are entitled to purchase Common Stock at an exercise price of $0.07 per share or $0.08 per share, as applicable, subject to anti-dilution protection from stock splits and similar events during the terms of the Warrants. The Private Placement Warrants have seven-year terms, are immediately exercisable and are identical in all respects except for their exercise prices. The foregoing description of the Private Placement Warrants is qualified in its entirety by reference to the text of the Private Placement Warrants, the form of which is listed as and incorporated by reference herewith as Exhibit 99.7.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.7	Form of Private Placement Warrant (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated September 2, 2009 and filed with the SEC on September 9, 2009).

CUSIP No. 302709-100	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2009	Edward T. Dartley

/s/ Edward T. Dartley
	By:	Edward T. Dartley, Attorney-in-Fact for William R. Huff, on behalf of The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).